Contact

www.linkedin.com/in/james-vetter-27175211b (LinkedIn)

Top Skills

Management

Leadership

Strategic Planning

james vetter

Chairman of the Board at TransMed7 LLC

Portola Valley, California, United States

Experience

TransMed7 LLC

Chairman of the Board

January 2011 - Present (15 years 2 months)

Education

Medical College of Wisconsin

Doctor of Medicine (MD), Cardiovascular Disease Fellowship Program